May 31, 2019

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:              Heather Clark, Senior Staff Accountant

Claire Erlanger, Staff Accountant

Ruairi Regan, Senior Staff Attorney

Brigitte Lippmann, Staff Attorney

Re:          Wanda Sports Group Company Limited (CIK No. 0001771279)

Draft Registration Statement on Form F-1

Initially submitted on March 20, 2019

Ladies and Gentlemen,

On behalf of our client, Wanda Sports Group Company Limited, a foreign private issuer organized under the laws of Hong Kong (the “Company” and, together with its consolidated subsidiaries and variable interest entity, the “Group”), we submit herewith via EDGAR for confidential review by the Securities and Exchange Commission a revised draft registration statement on Form F-1 (the “Draft Registration Statement”).  The Draft Registration Statement was initially submitted for confidential review on March 20, 2019 and revised versions were subsequently submitted on April 26, 2019 and May 17, 2019. To facilitate the Staff’s review, we are providing to the Staff today five (5) courtesy copies of the revised Draft Registration Statement, marked to show changes to the revised Draft Registration Statement from the version submitted on May 17, 2019.

The revised Draft Registration Statement submitted herewith reflects the inclusion of consolidated financial statements for the three months ended March 31, 2019 and 2018 in the F- pages, financial information derived from such consolidated financial statements, disclosures of an updating nature and disclosures relating to the matters addressed in a press announcement issued on May 24, 2019 by one of the Group’s subsidiaries, Infront Sports & Media.  The Group expects to include in its first public filing of its registration statement on Form F-1 a Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2019 and 2018, remaining financial information omitted from this draft and certain of the exhibits.

The Company would very much like to be in a position to make its first public filing of the Form F-1 by June 6 in order to meet its proposed pre-summer roadshow and pricing timetable, and to have received any Staff comments on the revised Draft Registration Statement in time to make that filing. The Company greatly appreciates the Staff’s continuing assistance and support in meeting its timetable.

AFFILIATED WITH PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP, A NEW YORK LIMITED LIABILITY PARTNERSHIP WITH OFFICES OUTSIDE THE UNITED KINGDOM

If you have any questions or comments concerning this filing, the materials submitted herewith or the revised Draft Registration Statement, or desire any further information or clarification in respect of the revised Draft Registration Statement, please do not hesitate to contact me (mbergman@paulweiss.com; +44.207.367.1601) or Xiaoyu Greg Liu (gliu@paulweiss.com; +86.10.5828.6302).

Your sincerely,

/s/ Mark S. Bergman

Mark S. Bergman

cc:       Hengming Yang, Chief Executive Officer, Wanda Sports Group Company Limited

Brian Liao, Chief Financial Officer, Wanda Sports Group Company Limited

Sandra Lin, EY

Matthew D. Bersani, Esq., Shearman & Sterling LLP

Xiaoyu Greg Liu, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP